Exhibit 99.1

Canterbury Park Holding Corporation Reports

2024 Third Quarter Results

Shakopee, MN – November 7, 2024 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (Nasdaq: CPHC) today reported financial results for the three and nine months ended September 30, 2024.

($ in thousands, except per share data and percentages)

	Three Months Ended September 30,			Nine months ended September 30,
	2024	2023	Change	2024	2023	Change
Net revenues	$19,284	$19,269	0.1%	$49,585	$48,910	1.4%

Net income (1)	$2,022	$1,136	77.9%	$3,358	$9,199	-63.5%

Adjusted EBITDA(2)	$3,280	$3,192	2.8%	$8,901	$8,394	6.0%

Basic EPS (1)	$0.40	$0.23	73.9%	$0.67	$1.87	-64.2%
Diluted EPS (1)	$0.40	$0.23	73.9%	$0.67	$1.86	-64.0%

(1)

Net income and basic and diluted EPS for the three and nine months ended September 30, 2024 include a $1.7 million gain related to the transfer of land to a new joint venture. Net income and basic and diluted EPS for the nine months ended September 30, 2023 include a $6.5 million gain on sale of land.

(2)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release.

Management Commentary

“Canterbury’s 2024 third quarter results again demonstrated our ability to deliver consistent, solid financial performance . Net revenues and Adjusted EBITDA of $19.3 million and $3.3 million, respectively, were both up slightly compared to the prior year as we continue to execute on initiatives focused on delivering solid contributions from all segments of our operations,” said Randy Sampson, President and Chief Executive Officer of Canterbury Park. “This focus is reflected in the 28% year-over-year increase in Other revenues in the third quarter as we continue to position our venue as a leading regional destination for events of all sizes and focus on bringing new, exciting entertainment to the property, such as the debut of the Canterbury Park rodeo in July. The strong contributions from these activities offset modest year-over-year declines in Casino, Pari-mutuel and Food & Beverage revenue. Our focus on operating more efficiently and prioritizing cash flow generation is reflected in the adjusted EBITDA margin of 17.0% in the quarter which compares to 16.6% for the same period in 2023.

“We continue our work with top-tier partners to transform the excess land around the property into Canterbury Commons, a regional destination for living, playing and working experiences. There are now currently available or under development over 900 residential units, five restaurants and breweries, two music and entertainment venues, 57,000 square-feet of office space, and other distinct amenities that are the core of an entirely new community in the region. Canterbury Commons is already bringing new, 24-hour traffic and energy to the property, and we expect it will create new long-term revenue sources and economics for the Company.

“Canterbury is well-positioned to deliver solid financial results in the near and long-term. We believe the Company’s current valuation does not fully reflect our consistent annual cash flow generation, strong balance sheet with nearly $22 million in unrestricted cash and short-term investments and nearly $17 million related to our tax increment financing receivable, as well as our return of capital initiative through our quarterly cash dividend. This is heightened by the significant value in our real estate which we are unlocking through the development of Canterbury Commons. We remain on track to execute on strategies over the balance of this year and beyond that will further create long-term value for our shareholders.”

Canterbury Commons Development Update

Swervo continues to make progress on the construction of its state-of-the-art amphitheater which is expected to open in August 2025. The Company’s barn relocation and redevelopment plan is nearing completion with three new barns completed and in operation, with the balance of the planned backside improvements on schedule for completion prior to the 2025 live racing season. Canterbury is also nearing completion of the road adjacent to the amphitheater which will unlock the development potential of roughly 25 acres of land in that portion of the site.

Residential and commercial construction updates related to joint ventures include:

●	Phase II of The Doran Group’s upscale Triple Crown Residences at Canterbury Park has leased 80% of its available units.
o	Repairs continue on Phase I of the Triple Crown Residences and are expected to be fully complete in late 2024 with a certificate of occupancy expected in early 2025.
●	74% of the 147 units of senior market rate apartments at The Omry at Canterbury are leased.
●

The pizza restaurant and fitness center in the new, 10,000 square-foot commercial building within the Winners Circle development recently opened; the development’s BBQ restaurant is expected to open before year-end.

●

A land use application for an additional 28,000 square-foot commercial office building within the Winners Circle development was approved by the City Planning Commission and the City Council, and construction has recently begun on the project. The primary user has 57% of the space under lease and discussions are ongoing with other potential tenants.

●

In the third quarter of 2024, Canterbury transferred 3.5 acres of trackside land into a new joint venture. The Company’s joint venture partner, Trackside Hospitality, LLC, has begun construction of an approximately 16,000 square foot project that will house a new music venue, restaurant and bar in the spring of 2025.

Residential and commercial construction updates related to prior land sales include:

●	Pulte Homes of Minnesota continues development on the 45-unit second phase of its row home and townhome residences.

Developer and partner selection for the remaining 50 acres of Canterbury Commons, including 25 acres that will become available for development following the completion of the new road noted above, continues. Additional uses could include office, retail, hotel and restaurants.

Summary of 2024 Third Quarter Operating Results

Net revenues for the three months ended September 30, 2024 and September 30, 2023 were $19.3 million. Compared to the prior-year period, Casino revenue declined 3.4% primarily due to a decrease in table games drop along with a lower average collection rate. Pari-mutuel and Food & Beverage revenue declined 2.3% and 6.3%, respectively, primarily due to one fewer live race day year-over-year (37 in 2024 compared to 38 in 2023). These declines were offset by a 27.8% increase in Other revenue primarily driven by higher admissions revenue related to hosting large scale special events, including Canterbury’s first ever rodeo in July, as well as a successful comedy series in September.

Operating expenses for the three months ended September 30, 2024 declined slightly to $17.4 from $17.5 million for the same period in 2023. The year-over-year decline primarily reflects lower advertising and marketing expenses and professional and contracted services, due to proactive efforts to lower overall costs, slightly offset by an increase in other operating expenses, primarily due to higher promoter expenses related to special events.

The Company recorded a $1.7 million gain on the transfer of 3.5 acres of land to a new joint venture during the three months ended September 30, 2024. There were no transfers or sales of land in the three months ended September 30, 2023.

The Company recorded a loss from equity investment of $1.4 million for the three months ended September 30, 2024. For the three months ended September 30, 2023, the Company recorded a loss from equity investment of $674,000. The losses from equity investments in both periods were primarily related to the Company’s share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures.

The Company recorded income tax expense of $772,000 for the three months ended September 30, 2024 compared to income tax expense of $533,000 for the three months ended September 30, 2023. The Company recorded net income of $2.0 million and diluted earnings per share of $0.40 for the three months ended September 30, 2024, compared to net income and diluted earnings per share for the three months ended September 30, 2023 of $1.1 million and $0.23 per share, respectively.

Adjusted EBITDA, a non-GAAP measure, for the three months ended September 30, 2024 and September 30, 2023 was $3.3 million and $3.2 million, respectively.

Summary of 2024 Year-to-Date Operating Results

Net revenues for the nine months ended September 30, 2024 increased 1.4% to $49.6 million, compared to $48.9 million for the same period in 2023. The improvement relative to the nine months ended September 30, 2023 reflects increases in Pari-mutuel, Food & Beverage and Other revenues of 1.3%, 1.8% and 21.1%, respectively, partially offset by a 1.8% decline in Casino revenue. The increased Pari-mutuel revenues were primarily the result of the Company having one more live race day compared to the same period last year as well as higher out-of-state handle due to increased field sizes on a per race basis. The increase in Food & Beverage revenue was also partially due to the one additional live race day while also benefiting from increased catering operations related to hosting large scale special events. Other revenues increased primarily due to admission revenues related to the rodeo, comedy series and live racing events.

Operating expenses for the nine months ended September 30, 2024 were $44.8 million, an increase of $300,000, or less than 1.0%, compared to operating expenses of $44.5 million for the same period in 2023. The year-over-year increase reflects higher depreciation, due to putting into service upgrades to the Company’s barns and backside, and higher salaries and benefits expenses, due primarily to annual wage increases, which more than offset lower advertising and marketing and professional and contracted services expenses as compared to the nine months ended September 30, 2023.

The Company recorded a $1.7 million gain on the transfer of 3.5 acres of land to a new joint venture during the nine months ended September 30, 2024. The Company recorded a gain on sale of land of $6.5 million related to the sale of 37 acres to Swervo during the nine months ended September 30, 2023.

The Company recorded a loss from equity investment of $3.4 million for the nine months ended September 30, 2024 compared to a gain from equity investment of $0.6 million for the nine months ended September 30, 2023. The net loss for the nine month period ended September 30, 2024 is related to the Company’s share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures, while the net gain for the same period a year ago is related to a gain recognized on insurance proceeds received by Doran Canterbury I related to an outstanding claim.

The Company recorded income tax expense of $1.4 million for the nine months ended September 30, 2024 compared to income tax expense of $3.7 million for the nine months ended September 30, 2023.

The Company recorded net income of $3.4 million and diluted earnings per share of $0.67 for the nine months ended September 30, 2024, compared to net income and diluted earnings per share for the nine months ended September 30, 2023 of $9.2 million and $1.86 per share, respectively.

Adjusted EBITDA was $8.9 million for the nine months ended September 30, 2024 compared with $8.4 million for the same period in 2023.

Additional Financial Information

Further financial information for the third quarter ended September 30, 2024, is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about November 8, 2024.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, and which exclude certain items from net income, a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income (net of interest expense), income tax expense, depreciation and amortization, as well as excluding stock-based compensation (which includes our 401(k) match expense as this match occurs in Company stock), gain on insurance proceeds relating to equity investments, gain on disposal of assets, gain on the transfer or sale of land, depreciation and amortization related to equity investments, and interest expense related to equity investments. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net revenues. Neither EBITDA, Adjusted EBITDA, or Adjusted EBITDA margin are measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. See the table below, which presents reconciliations of these measures to the GAAP equivalent financial measure, which is net income. We have presented EBITDA as a supplemental disclosure because we believe that, when considered with measures calculated in accordance with GAAP, EBITDA gives investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes, and it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA or Adjusted EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because we believe it enables investors to understand and assess our core operating results excluding the effect of these items and is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business and provides a perspective on the current effects of operating decisions.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: we may not be successful in implementing our growth strategy; sensitivity to reductions in discretionary spending as a result of downturns in the economy and other factors; we have experienced a decrease in revenue and profitability from live racing; challenges in attracting a sufficient number of horses and trainers; a lack of confidence in core operations resulting in decreasing customer retention and engagement; personal injury litigation due to the inherently dangerous nature of horse racing; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in horse racing or the unbanked card games offered in the Casino; competition from other venues offering racing, unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; inclement weather and other conditions affecting the ability to conduct live racing; technology and/or key system failures; cybersecurity incidents; the general effects of inflation; our ability to attract and retain qualified personnel; dividends that may or may not be issued at the discretion of our Board of Directors; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Investor Contacts: Randy Dehmer Senior Vice President and Chief Financial Officer Canterbury Park Holding Corporation 952-233-4828 or investorrelations@canterburypark.com	Richard Land, Jim Leahy JCIR 212-835-8500 or cphc@jcir.com

- Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S
SUMMARY OF OPERATING RESULTS
(UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Operating Revenues:
Casino	$9,878,660	$10,224,216	$29,780,059	$30,322,149
Pari-mutuel	3,327,332	3,405,010	7,100,316	7,009,710
Food and Beverage	3,102,706	3,310,759	6,930,086	6,808,242
Other	2,975,669	2,328,564	5,774,290	4,769,694
Total Net Revenues	$19,284,367	$19,268,549	$49,584,751	$48,909,795
Operating Expenses	(17,370,092)	(17,461,813)	(44,786,387)	(44,486,784)
Gain on Transfer/Sale of Land	1,732,353	-	1,732,353	6,489,976
Income from Operations	3,646,628	1,806,736	6,530,717	10,912,987
Other (Loss) Income, net	(852,822)	(137,437)	(1,808,471)	1,995,344
Income Tax Expense	(772,000)	(533,000)	(1,364,000)	(3,709,000)
Net Income	2,021,806	1,136,299	3,358,246	9,199,331
Basic Net Income Per Common Share	$0.40	$0.23	$0.67	$1.87
Diluted Net Income Per Common Share	$0.40	$0.23	$0.67	$1.86

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
NET INCOME	$2,021,806	$1,136,299	$3,358,246	$9,199,331
Interest income, net	(521,579)	(536,904)	(1,592,676)	(1,433,353)
Income tax expense	772,000	533,000	1,364,000	3,709,000
Depreciation and amortization	936,033	831,379	2,676,092	2,308,272
EBITDA	3,208,260	1,963,774	5,805,662	13,783,250
Stock-based compensation	358,922	341,809	1,074,077	1,042,556
Gain on insurance proceeds related to equity investments	-	-	-	(2,528,901)
Gain on disposal of assets	-	(19,265)		(19,265)
Gain on transfer/sale of land	(1,732,353)	-	(1,732,353)	(6,489,976)
Depreciation and amortization related to equity investments	605,138	438,011	1,667,927	1,313,986
Interest expense related to equity investments	840,504	467,571	2,085,327	1,292,627
ADJUSTED EBITDA	$3,280,471	$3,191,900	$8,900,640	$8,394,277